UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

September 30, 2005

Rui de Britto Alvares Affonso
Economic and Financial Officer and Investor Relations Officer
Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
Rua Costs Carvalho, 300
05429-900 Sao Paulo, SP, Brazil

	Re: 	Companhia de Saneamento Basico do Estado de Sao Paulo -
SABESP
		Form 20-F for the Fiscal Year Ended December 31, 2004
Forms 6-K for the Fiscal Quarters Ended June 30, 2005 and March
31,
2005
		File No.  1-31317

Dear Sir or Madam,

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects

1. In future filings, please include a table of contractual obligations as required by Item 5.F of Form 20-F. In addition to debt-service obligations, make sure your disclosure includes other contractual obligations such as lease commitments, purchase obligations, and other long-term liabilities reflected on your balance sheet as of the latest fiscal year end.

2. Tell us, and disclose in future filings in a separately captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition that are material to potential investors. If you do not have any off-balance sheet arrangements, disclose that fact as well. See Item 5.E of Form 20-F.

Item 18.  Financial Statements

Note 3.  Significant Accounting Principles, F-11

(h) Property, plant and equipment, F-13

3. We note that you received contributions of property, plant, and equipment from third parties and from government entities. Tell us how you determine and record the basis of the equipment contributed from the third parties and government entities as well as the difference, if any, from US GAAP.

Note 8.  Property, Plant and Equipment, F-25

4. We note that you include concession assets in property, plant and equipment on the balance sheet for BR CL and US GAAP. It appears these assets meet the definition of intangible assets in FAS 142 under US GAAP and should be presented separately on the balance sheet. In future filings, please reflect this presentation on the US
GAAP balance sheet and make sure your disclosure includes all of the requirements of paragraphs 42-45 of FAS 142, or advise us otherwise.

Note 14.  Provisions for Contingencies, F-46

5. We note that you have several lawsuits against the Company that you assessed the likelihood as possible and therefore, accrued no provision. For each material lawsuit in which one or both of the conditions in paragraph 8 of FAS 5 are not met, please tell us and disclose in future filings the nature of the individual contingency, and estimate of the possible loss or range of loss or state that such an estimate cannot be made See paragraph 10 of FAS 5.

Note 23.  Summary of Differences Between BR CL and US GAAP, F-60

General

6. In future filings, please include a discussion regarding the impact of recently issued accounting standards on your financial statements. See SAB Topic 11:M. If, by the nature of the pronouncement, it is clear that it will have no impact on you, no further discussion is needed. However, unless it is clear from your financial statements that a standard will not apply to you, then you should affirmatively indicate the anticipated effect of adoption. To the extent the pronouncement will have a material effect on your financial statements; such disclosure should be considered in the financial statements as set forth in the SAB.

(l) Provision for dividends and interest on shareholders` equity,
F-
70

7. We note that you accrue dividends for BR CL and US GAAP purposes that have not been ratified by the shareholders. Please tell how this is appropriate under US GAAP and the GAAP pronouncements you relied upon to form your conclusion.

(o) Discounting, F-71

8. We note that there are differences between BR CL and US GAAP concerning discounting of trade receivables and payables and you state you did not include a reconciling item from BR CL to US GAAP.
Please tell us why you did not include a reconciling item, and the US
GAAP pronouncements you relied upon to form your conclusion. Please clarify your disclosure in future filings.

Note 26.  Segment Information, F-87

9. In future filings, please disclose for the periods presented total assets, interest revenue and interest expense for each reportable segment as required by paragraph 27 of FAS 131.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or, in his absence, to Donna Di Silvio, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Rui de Britto Alvares Affonso
Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP
September 30, 2005
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